SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300

+1 212 839 5599 FAX

AMERICA • ASIA PACIFIC • EUROPE

FILED VIA EDGAR

February 7, 2025

Ellie Quarles

Matthew Williams

Chad Eskildsen

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re: Victory Portfolios IV

Registration Statement on Form N-14

Dear Ms. Quarles and Messrs. Williams and Eskildsen:

On behalf of Victory Portfolios IV (the “Registrant” and each individual series, a “Fund” and together, the “Funds”), we submit this response to the comments provided to the undersigned telephonically by the Staff of the U.S. Securities and Exchange Commission (the “Commission”) on February 6, 2025, relating to the Registrant’s pre-effective amendment no. 1 to the registration statement on Form N-14 filed on February 3, 2025 (the “N-14”).

The Registrant will file with the Commission a second pre-effective amendment to the N-14 incorporating the responses to the Staff’s comments described below with respect to the Funds.

Below we identify in bold the Staff’s comments and note in regular type our responses. Capitalized terms used but not defined in this letter have the meanings assigned to them in the N- 14. Page references correspond to the version of the N-14 filed on January 31, 2025.

When a comment specific to one section of the N-14 would apply to similar disclosure elsewhere in the N-14, the Registrant will conform changes consistently throughout the documents, as appropriate. The Registrant will implement all text changes described below substantially as noted here, though some variation in the filing may be appropriate.

The Registrant understands that the Registrant and management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the Staff.

1.Comparison of Current and Pro Forma Expenses, Pioneer AMT-Free Municipal Fund, Page 29: Class A shares of the Acquired Fund appear to use an incorrect sales charge in the expense example calculation. The Acquired Fund appears to use a sales charge of 2.25% instead of 4.50%. Please update the expense example, as appropriate.

RESPONSE: The Registrant will revise the expense examples consistent with the Staff’s comment.

2.Comparison of Acquired Funds and Acquiring Funds – All Reorganizations, Fees and Expenses: Please revise “buy and hold shares” to “buy, hold and sell shares.” See Item 3 of Form N-14.

RESPONSE: The Registrant will change references from “buy and hold shares” to “buy, hold and sell shares” as appropriate.

3.Investment Objective and Principal Investment Strategies, Pioneer Bond Fund, Page 49: We re-issue the Staff’s comments provided with respect to disclosure of the Fund’s principal investment strategies. The final sentence of the disclosure beginning “Notwithstanding the foregoing . . .” appears in the column for the Acquired Fund. If this investment restriction does not apply to the Acquiring Fund, please provide disclosure to that effect in the column for the Acquiring Fund in the N-14. Please revise the disclosure for each of the Funds with this disclosure, as appropriate.

RESPONSE: The Registrant believes no change is necessary. At the time of the Reorganization, the Victory Pioneer Bond Fund (and each Acquiring Fund of a corresponding Acquired Fund that includes that same investment restriction in its principal investment strategy) will also not invest fund assets in companies described in that restriction. The principal investment strategy of the Victory Pioneer Bond Fund (and each Acquiring Fund of a corresponding Acquired Fund that includes that same investment restriction in its principal investment strategy) will reflect this in the Registrant’s pre-effective amendment to its registration statement on Form N-1A, and in particular, in response to Item 9 of Form N-1A.

4.Fund Performance, Pioneer CAT Bond Fund, Page 65: Please include the narrative introduction consistent with other Acquired Funds.

RESPONSE: The Registrant will revise the disclosure to include the introductory narrative paragraph.

5.Fund Performance, Each Reorganization: Please provide the information required by Instruction 2(b) to Item 4(b)(2) of Form N-1A for the additional index included for each Fund that includes an additional index.

RESPONSE: For each Fund that includes disclosure of performance related to an additional index, the Registrant will disclose information about the additional index in the narrative accompanying the bar chart and table, as required by Instruction 2(b) to Item 4(b)(2) of Form N-1A. For example, for the Pioneer Balanced ESG Fund, the Registrant will include the following: “The Blended Benchmark (60% S&P 500 Index/40% Bloomberg US Aggregate Bond Index) is provided to show how the Acquired Fund’s performance compares with the returns of an index of securities similar to those in which the Acquired Fund invests.”

6.Terms of Each Reorganization, Page 298: The Staff notes that the disclosure states that the proposal was approved “unanimously by the Trustees present at the meeting.” Please state how many Trustees of the total Trustees were present at the meeting. You may also include clarifying that language that the entire Board recommends the proposal.

RESPONSE: The Registrant will revise the first paragraph of the Section “Terms of Each Reorganization” on page 298 as follows:

The following is a summary of certain terms of the Plan of Reorganization, a copy of which is attached to this Proxy Statement/Prospectus as Exhibit A.

The Registrant will revise the first paragraph under “Board Recommendation and Required Vote” on page 305 as follows:

The Board of Trustees consists of eight Trustees, of which seven Trustees are not “interested persons” of the Funds. After the meetings and deliberations described above, all of the Trustees unanimously recommended approval of (i.e., vote FOR) the Plan of Reorganization. At a meeting on December 30, 2024, the Trustees present at the meeting (seven of the eight Trustees) unanimously approved the Plan of Reorganization.

7.Board Deliberations Regarding the Proposals, Page 301: With respect to the Board’s consideration of the “alternatives,” please discuss the alternatives that the Board considered. Please also clarify the sentence that “the Board determined to negotiate what it believes is in the best interest of shareholders.”

RESPONSE: While the Trustees considered alternatives to the Reorganization, the Registrant believes that the particular alternatives that the Trustees considered are not material to a shareholder’s decision of whether to approve the Reorganization and are not relevant in light of the Trustees’ ultimate authority and determination to approve the Reorganizations. The Registrant discloses that the Board negotiated what it believes is in the best interests of shareholders of each Acquired Fund. The Registrant confirms that this disclosure is accurate and that no other disclosure is necessary or appropriate and, therefore, respectfully declines to include additional disclosure with respect to alternatives considered. With respect to the Staff’s comment to clarify what the sentence regarding the Board determination to negotiate what it believes is in the best interests of shareholders, the Registrant notes for the Staff the extensive list of Board considerations that the Board believes directly impact shareholders interest in the Funds. As a result, the Board believes no further clarification is necessary.

8.Agreement and Plan of Reorganization with respect to Acquired Funds that hold Residual Restricted Securities: Please include clarifying disclosure with respect to the Agreement and Plan of Reorganization for Acquired Funds that hold Residual Restricted Securities. Please also consider including that disclosure in one place within the Amendment.

RESPONSE: The Registration will clarify the disclosure on page 21 (Q: Are there direct costs or tax consequences associated with the Reorganzations?) to include:

Each such Reorganization will be effected through a series of transaction steps designed to comply with the OFAC Restrictions. As a result of these transaction steps, at the time of the Reorganization, the sole assets of each of these Acquired Funds will be the Residual Restricted Securities, and each such Acquired Fund will become a wholly-owned subsidiary of each Acquiring Fund. Each of these Acquired Funds will elect to become a “disregarded entity” for federal tax law as of the day after the closing of the Reorganization.

The Registrant also will add the following disclosure on page 298 as a third bullet point under “Terms of Each Reorganization”:

•Each of Pioneer Equity Premium Income Fund, Pioneer Global Sustainable Equity Fund, Pioneer Global Sustainable Value Fund, Pioneer High Yield Fund, Pioneer International Equity Fund, Pioneer Multi-Asset Income Fund and Pioneer Strategic Income Fund owns certain securities that may be restricted as to transfer due to sanctions imposed by the U.S. Department of the Treasury’s Office of Foreign Assets Control (OFAC) (the “Residual Restricted Securities”). Each of Pioneer Equity Premium Income Fund, Pioneer Global Sustainable Equity Fund, Pioneer Global Sustainable Value Fund, Pioneer High Yield Fund, Pioneer International Equity Fund, Pioneer Multi-Asset Income Fund and Pioneer Strategic Income Fund is expected to engage in alternative transaction steps that are intended to allow for the Reorganization of such Acquired Fund to be completed in compliance with the sanctions. Each such Reorganization will be effected through a series of transaction steps designed to comply with the OFAC Restrictions. As a result of these transaction steps, at the time of the Reorganization, the sole assets of each of these Acquired Funds will be the Residual Restricted Securities, and each such Acquired Fund will become a wholly-owned subsidiary of each Acquiring Fund. Each of these Acquired Funds will elect to become a “disregarded entity” for federal tax law as of the day after the closing of the Reorganization. Each Reorganization is nevertheless expected to be a “reorganization” for U.S. federal income tax purposes. You are urged to consult with your tax advisor concerning the tax consequences of the Reorganizations.

9.Dividends, Capital Gains and Taxes, Page D-20. We note that that the Registrant discussed each of the Acquiring Funds other than the Victory Pioneer U.S. Government Money Market Fund. Please provide disclosure regarding the Victory Pioneer U.S. Government Money Market Fund if there are differences that should be addressed.

RESPONSE: The Registrant will revise the disclosure to include the Victory Pioneer U.S. Government Money Market Fund.

10.Amended and Restated Trust Instrument: We understand that Delaware law permits a fund to eliminate or alter the fiduciary duties of trustees, shareholders, or other persons, and replace them with the standards set forth in Section 10.01(b) of the Amended and Restated Trust Instrument. Provisions eliminating or altering the fiduciary duties of a fund’s trustees, officers, member of any advisory board, investment adviser(s), depositor or principal underwriter (“fiduciary covered persons”) are inconsistent with federal securities laws and the Commission’s express views on such persons’ fiduciary duties. Please revise the provision in the organizational document to state that the provision does not apply to claims arising under the federal securities laws.

RESPONSE: The Registrant will revise Section 10.01(a) of the Trust Instrument as follows:

(a)~~Except as required by applicable federal law, including the 1940 Act, neither~~ Neither the Trustees nor any officer of the Trust shall owe any fiduciary duty (whether arising at law or in equity) to the Trust or any Series or Class or any Shareholder. Unless another standard is specified herein, in conducting the business of the Trust, each Series and each Class, and in exercising their rights and powers hereunder, the Trustees shall take any actions and make any determinations in their subjective belief that such actions or determinations are in, or not opposed to, the best interests of the Trust (or such Series or Class, as applicable). Unless otherwise expressly provided herein or required by applicable federal law, including the 1940 Act, the Trustees shall act in their sole discretion and may take any action or exercise any power without any vote or consent of the Shareholders. The provisions of this Trust Instrument, to the extent that they restrict or eliminate the duties (including fiduciary duties) and liabilities of the Trustees otherwise existing at law or in equity, are agreed by the Trust, each Series, each Class, each Shareholder and each other Person bound by this Trust Instrument to restrict or eliminate such other duties and liabilities of the Trustees and substitute for them the duties and liabilities specifically set forth in this Trust Instrument. The Trustees undertake to perform such duties, and only such duties, as are specifically set forth in this Trust Instrument in accordance with the provisions of this Trust Instrument, and no implied duties, covenants or obligations shall be read into this Trust Instrument against the Trustees. This Section 10.01(a) shall not apply to claims arising under federal securities laws.

11.Amended and Restated Trust Instrument: Please add a provision to Section 10.01(b) the Amended and Restated Trust Instrument, or otherwise modify it, to clarify explicitly that notwithstanding anything to the contrary in the Amended and Restated Trust Instrument, nothing in the Amended and Restated Trust Instrument modifying, restricting or eliminating the duties or liabilities of trustees or officers shall apply to, or in any way limit, the duties (including state law fiduciary duties of loyalty and care) or liabilities of such persons with respect to matters arising under the federal securities laws.

RESPONSE: The Registrant will add the following sentence to Section 10.01(b) of the Second and Amended and Restated Trust Instrument:

Notwithstanding anything to the contrary in this Trust Instrument, nothing in this Trust Instrument modifying, restricting or eliminating the duties or liabilities of trustees or officers shall apply to, or in any way limit, the duties (including state law fiduciary duties of loyalty and care) or liabilities of such persons with respect to matters arising under the federal securities laws.

12.Legality of Shares Opinion: Please request that counsel revise its legal opinion to remove the date limitation indicating that the “opinion be only as of the date hereof” and “we undertake no obligation to update or supplement this opinion after the date hereof.” Shareholders should be able to rely on the legal opinion until the issuance of the shares.

RESPONSE: The Registrant believes no changes to the legal opinion included with the N-14 are required.

13.Form of Expense Limitation Agreement: We note that the Form of Expense Limitation Agreement includes brackets for certain Maximum Operating Expense Limits (as defined in the agreement). Please update the agreement as appropriate.

RESPONSE: The Registrant has revised the agreement to include Maximum Operating Expense Limits for Acquiring Funds with fiscal years ended November 30, 2024. Maximum Operating Expense Limits Acquiring Funds that continue to be in brackets are not known at this time. The Registrant will update the agreement, and will file on EDGAR at an appropriate time in connection with the Acquiring Funds’ registration statement on Form N-1A, a final agreement that includes all final Maximum Operating Expense Limits.

14.Statements of Additional Information: Please provide a response regarding each of the Staff’s comments to the Registrant’s statements of additional information delivered on December 2, 2024, with respect to the Registrant’s registration statement of Form N-1A that requested supplement information that also would apply to the N-14.

RESPONSE: Included below are the applicable comments and the Registrant’s responses.

31.For Victory Pioneer U.S. Government Money Market Fund, please confirm supplementally there has been no financial support provided to the predecessor fund over the past 10 years. See Item 16(e).

RESPONSE: The Registrant confirms that there has been no financial support provided to the predecessor fund over the past 10 years.

36.       Please supplementally explain the following explanatory note: “[t]ax- exempt Funds that invest 80% of their net assets in tax-exempt securities characterize investments in securities the interest upon which is paid from revenues of similar type projects by the type or types of projects” or delete as the current statement is unclear.

RESPONSE: The Registrant submits that the disclosure referenced by the Staff is consistent with the Staff guidance provided in former Guide 19 to Form N-1A (rescinded when Form N-1A was amended in 1998, available at https://archives.federalregister.gov/issue_slice/1983/8/22/37926- 37967.pdf). Former Guide 19 provided that (emphasis added) “[i]n addition, if a company invests or may invest 25 percent or more of its assets in securities the interest upon which is paid from revenues of similar type projects, it should disclose this fact, [and] identify the type or types of projects and briefly discuss any economic, business, or political developments or changes which would most likely affect all projects of that type or types.” Consistent with this Staff guidance, for purposes of determining compliance with the Fund’s concentration policy, the Fund considers securities of issuers who pay interest from revenues of similar types of projects (such as projects relating to health care, education, transportation, and utilities) as one industry or group of industries.

43.      It is stated that “[e]ach Fund may effect redemptions in kind.” Please supplementally confirm whether the Fund has filed Form N-18F-1. If so, please disclose the Fund may redeem in kind only for shareholders that hold the lower of $250,000 of the fund’s value or 1% of its assets.

RESPONSE: Each Acquiring Fund expects to file at the appropriate time a Form N-18F-1.

45.       For SAIs that disclose a performance fee, please confirm supplementally that the performance fee and performance fee example disclosures have not changed from the applicable predecessor funds (if they have changed, please supplementally describe the changes).

RESPONSE: The Registrant so confirms.

46.       Please confirm supplementally that no officers, directors/trustees and members of an advisory board own in excess of 1% of any class of shares of the Fund, or disclose the total percentage ownership. See Item 18.

RESPONSE: The Registrant has revised the disclosure to indicate that no officers, directors/trustees and members of an advisory board own in excess of 1% of any class of shares of the Fund.

47.       Please confirm supplementally that there are no affiliated persons of the Fund who also are affiliated persons of the adviser, as described under Item 19(a). If there are such persons, please provide the information required by the Item.

RESPONSE: The Registrant will revise the disclosure to include the information required by Item 19(a)(2) of Form N-1A.

48.       We note the following disclosure: “[t]he Advisory Agreement provides that the Adviser shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Funds in connection with the performance of the services pursuant thereto, except a loss resulting from a breach of fiduciary duty with respect to the receipt of compensation for services or a loss resulting from willful misfeasance, bad faith, gross negligence on the part of the Adviser in the performance of its duties, or from reckless disregard by the Adviser of its duties and obligations thereunder.” Please supplementally explain the inclusion of “with respect to the receipt of compensation for services” after “breach of fiduciary duty” or delete the language.

RESPONSE: The Registrant notes that the above disclosure comes directly from the Investment Advisory Agreement between the Registrant and Victory Capital Management Inc., which was approved on December 16, 2024. This language is intended to encapsulate the entirety of the agreement.

49.       Relating to “Administrator and Fund Accountant,” please confirm supplementally that the next amendment on Form N-1A will include, for the past three years, a summary of the substantive provisions of any other management-related service contract of interest to a purchaser of the predecessor fund’s shares, under which services were provided to the Fund, indicating the parties to the contract, and the total dollars paid and by whom for the past three years. See

Item 19(d). Similarly, where information is not yet included in the registration statement for prior periods as required to be disclosed by Items 14 through 27, please confirm supplementally that such information will be included and, where applicable, the disclosure should specify that the information relates to the predecessor fund or predecessor entity. This should include, for example: adding disclosure about portfolio turnover rates to specify that the portfolio turnover rates are for each Fund’s predecessor fund; and disclosing, in response to Item 19(g)(3), any unreimbursed expenses incurred under a previous Rule 12b-1 Plan from a previous year and carried over to future years, if applicable.

RESPONSE: The Registrant confirms that the Statements of Additional Information related to the N-14s include the above-requested information.

Should you have any additional questions concerning the filing, please call me at (212) 839- 8679.

Very truly yours,

/s/ Matthew J. Kutner

Matthew J. Kutner

Sidley Austin LLP, as counsel to the Acquiring Funds

cc:Thomas Perna, Chair

Thomas Dusenberry, Victory Capital Management Inc. Scott A. Stahorsky, Victory Capital Management Inc. Carol Trevino, Victory Capital Management Inc. Patricia McClain, Victory Capital Management Inc. Sean Fox, Victory Capital Management Inc.

Jay G. Baris, Sidley Austin LLP John M. Ekblad, Sidley Austin LLP